UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 July 2008
Number 25/08

BHP BILLITON MITSUBISHI ALLIANCE ENTERED INTO AN AGREEMENT
TO ACQUIRE THE NEW SARAJI COAL PROJECT

BHP Billiton today announced that BHP Billiton Mitsubishi Alliance (BMA) has entered into an agreement to acquire 100 per cent of the New Saraji Project from New Hope Corporation Limited for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share).

New Saraji is an undeveloped metallurgical coal resource located adjacent to BMA's Saraji mine near Dysart in Queensland's prolific Bowen Basin. New Hope's total Coal Resources estimate (New Hope Analysts Briefing 27 March 2008) for New Saraji is 690 million tonnes (156 million tonnes Indicated Resources and 534 million tonnes Inferred Resources).

The purchase comprises Mining Lease Application (MLA) 70383 and Exploration Prospecting Consent (EPC) 837, and port user contract entitling the purchaser to 10 million tonnes per annum of capacity at the Abbott Point coal terminal as it is expanded. Completion is subject to certain third party consents and normal government approvals.

BHP Billiton Coal President Dave Murray said: "This acquisition is consistent with our strategy to accelerate growth in long life, low cost natural resources with a focus on delivering shareholder value. Based on drilling results to date, New Saraji has extensive high quality metallurgical coal resources. Subject to the results of further resource exploration and evaluation program to be undertaken by BMA, New Saraji has the potential to be developed into a large scale, high quality metallurgical coal operation. New Saraji could also potentially deliver significant synergies due to its proximity to BMA's existing Saraji mine."

BMA is a 50:50 joint venture between BHP Billiton and Mitsubishi Corporation.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 17 July 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary